EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
China Nepstar Chain Drugstore Ltd.
We consent to the incorporation by reference in the registration statement (No. 333-147702) on Form S-8 of China Nepstar Chain Drugstore Ltd. of our reports dated May 15, 2009, with respect to the consolidated balance sheets of China Nepstar Chain Drugstore Ltd. as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 20-F of China Nepstar Chain Drugstore Ltd.

/s/ KPMG Hong Kong, China
May 26, 2009